FORM 4                                             OMB APPROVAL
                                                   OMB NUMBER:3235-0287
                                                   EXPIRES:APRIL 30, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE 0.5


[ ]Check this box if no longer
   subject to Section 16.  Form 4
   or Form 5 obligations may
   continue.  See Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Kaplan                   Philip
   (Last)                   (First)             (Middle)

   c/o Loehmann's, Inc., 2500 Halsey Street

   Bronx           New York            10461

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2. Issuer Name and Ticker or Trading Symbol

   Loehmann's, Inc. (LOEH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement of Month/Year

   October 1996


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5. If Amendment, Date or Original (Month/Year)




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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

      X       Director                                     10% Owner
  ----------                                   ----------

      X       Officer (give title below)                   Other
  ----------                                   ---------- (specify
                                                           below)
President and Chief Operating Officer
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Table I - Non-Derivative Securties Acquired, Disposed of, or Beneficially Owned




                            2.Transaction     3.Transaction     4.Securities        5.Amount of         6.Ownership     7.Nature of
1. Title of security          Date              Code              Acquired (A)        Securities          Form:           Indirect
   (Inst.3)                  (Month/Day/Year)   (Instr. 8)        or Disposed         Beneficially        Direct (D)      Beneficial
                                                                 of (D)(Instr.        Owned at End        or              Ownership
                                                                 3,4,and 5)           of Month            Indirect        (Instr.4)
                                                                                      (Instr.3 and 4)     (I)
                                                                                                          (Instr.4)
                                                Code      V    Amount   (A)   Price
                                                                         or
                                                                        (D)
Common Stock,
par value $0.01 per share  10/21/96             S(1)      -     78,991    D    $28.75      0                 D                -

                           10/22/96             X         -     12,846    A    $1.065      0                 D                -

                           10/24/96             S(1)      -     15,798    D    $28.75      0                 D                -

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Reminder:  Report  on  a  separate  line  for  each  class of securities beneficially owned directly or indirectly. (Print or Type Response)

FORM  4 (CONTINUED)TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF
                              OR BENEFICIALLY OWNED (E.G., PUTS, CALLS,
                              WARRANTS, OPTIONS, CONVERTIBLE
                              SECURITIES)



1. Title of      2.   Conversion or     3. Transaction  4.Transaction  5. Number of        6.Date
   Derivate           Exercise Price       Date           Code            Derivative         Exercisable
   Security           of Derivative       (Month/                         Securities         and Expiration
   (Instr.3)          Security             Day/Year)                      Acquired (A)       Date
                                                                          or Disposed
                                                                          (D) (Instr.3,       (Month/Day/Year)
                                                                          4 and 5)

                                                           Code    V      (A)      (D)      Date        Expiration
                                                                                            Exercisable Date

Stock Option      $1.065                 10/22/96         X        -        -       12,846    (2)         (2)



7.Title and                   8.Price of             9.Number of            10.Ownership     11.Nature
 Amount of                      Derivative             Derivative              Form of          of
  Underlying                    Security               Securities              Derivative       Indirect
  Securities                    (Instr. 5)             Beneficially            Security:        Beneficial
 (Instr.3 and                                          Owned at End            Direct (D)       Ownership
      4)                                               of Month                or              (Instr.4)
                                                      (Instr.4)                Indirect (I)
                                                                               (Instr.4)
  Title           Amount or
                  Number of
                  Shares
 Common Stock,    12,846         (2)                    221,174                   D                -
 par value $0.01
 per share


Explanation of Responses:

(1) On October 21 1996, the reporting person sold 78,991 shares of Common
   Stock in an underwritten public offering at a price of $28.75 per share. On October 24,1996, the reporting person sold an additional 15,798 shares of Common Stock pursuant to the exercise by the underwriters of an over-allotment option granted in connection with such underwritten public offering at a price of $28.75 per share.

(2) Represents grants to reporting person of stock options with the folowing exercise prices, vesting schedules and expiration dates: (i) grants pursuant to the 1988 Stock Option Plan of options to purchase 196,004 shares of Common Stock at an exercise price of $1.065 per share; such options are currently vested and exercisable and expire, with certain exceptions, five years after the dates of vesting; (ii) November 1995 grant pursuant to the 1988 Stock Option Plan of options to purchase 14,657 shares of Common Stock at an exercise price of $5.01 per share; such options vest and become exercisable in two equal annual installments at the end of each of fiscal 1996 and 1997 and expire, with certain exceptions, five years after the date of vesting;
   (iii) February 1996 grant pursuant to the 1988 Stock Option Plan of options to purchase 6,840 shares of Common Stock at an exercise price of $8.06 per share; such options vest and become exercisable in two equal annual installments at the end of each of fiscal 1996 and 1997 and expire, with certain exceptions, five years after the dates of vesting; (iv) April 1996 grant pursuant to the New Stock Incentive Plan of options to purchase 3,673 shares of Common Stock at an exercise price of $8.06 per share; such options vest and become exercisable at the end of each of fiscal 1996 and 1997 and expire, with certain exceptions, on the tenth anniversary of the date of grant.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.



      /s/Philip Kaplan                                      11/5/96
-----------------------------------------------        ------------------
   **Signature of Reporting Person                            Date

      PHILIP KAPLAN